Mr. William Choi                          Guy Thomson
Branch Chief, Division of                 Vice President  Accounting & Reporting
  Corporation Finance                     P.O. Box 985, 1000 AZ  Amsterdam
Securities and Exchange Commission        Piet Heinkade 167-173
101 F Street N.E.                         1019 GM  Amsterdam
Washington, D.C. 20549-3561               The Netherlands
U.S.A.                                    Phone + 31 (0)20 509 5100
                                          Fax + 31 (0)20 509 5110


DATE: February 9, 2007


Re:   ROYAL AHOLD
      FORM 20-F FOR THE FISCAL YEAR ENDED JANUARY 1, 2006
      FILED APRIL 13, 2006
      SEC FILE NO. 1-2510


Dear Mr. Choi:

This is in response to the Staff's comment letter dated February 6, 2007 (the " Response Comment Letter"), responding to the response letter of Koninklijke Ahold N.V. ("Ahold" or the "Company") to the Staff's comment letter dated December 29, 2006 relating to the Annual Report on Form 20-F for the fiscal year ended January 1, 2006 (the "2005 20-F").

Set forth below is the response of the Company to the Staff's comment in the Response Comment Letter. For ease of reference, the comment contained in the Response Comment Letter is printed below in bold and is followed by the Company's response.

Consolidated Statements of Cash Flows, page 90

1. We have reviewed your response to comment 2 in our letter dated January 1, 2007. We continue to believe that "profit and loss" as contemplated by paragraph 20 of IAS 7 should be based upon the measure of "profit and loss" described in paragraphs 78 and 79 of IAS 1. Therefore, it appears that you should begin your reconciliation of net cash flows from operating activities with net income as opposed to operating income. Please revise your presentation with retrospective application to all periods presented in future filings.

Ahold Response

In response to the Staff's comment we will comply with the Staff's request to revise the presentation of our net cash flows from operating activities. We will begin the reconciliation with net income and include the revised presentation in future filings, starting with our 2006 Annual Report to be filed on Form 20-F by the end of March, with retrospective application to all periods presented therein.


We trust that our response adequately addresses the Staff's comment and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that the response set forth in this letter is incomplete


Koninklijke Ahold N.V. Trade Register Amsterdam No. 35000363
ABN AMRO Amsterdam 48.60.29.875
or unsatisfactory or if the Staff has any further comments on our filings.

If the Staff wishes to discuss the response provided, please do not hesitate to contact me at +31-20-509-5147, Alfred Popken of Deloitte & Touche LLP at +1-212-436-3693 or David Johansen of White & Case LLP at +1-212-819-8509.

Sincerely,

/s/ Guy Thomson
---------------

Guy Thomson
Vice President  Accounting & Reporting


Cc: Mr. Andrew Blume, SEC, Division of Corporation Finance, Staff Accountant Mr. David Johansen, White & Case LLP, New York
      Mr. Alfred Popken, Deloitte & Touche LLP, New York
      Mr. Eric Hespenheide, Deloitte & Touche LLP, Detroit
      Mr. Marco van der Vegte, Deloitte Accountants b.v., Amsterdam